Dosing Commenced in Phase IIa PBT2 Trial of Alzheimer’s Patients

- Screening of Patients Under Way and Proceeding as Expected -

MELBOURNE, Australia - December 19, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT) today announced that dosing has commenced in its Phase IIa clinical trial of PBT2 in patients with early Alzheimer’s disease.

The PBT2-201-Euro trial is being conducted in seven centers throughout Sweden and will focus on exploring the safety and tolerability of PBT2, Prana’s proprietary lead compound, and its effects on the mechanism and progression of the disease, investigating both central and peripheral biomarkers of Alzheimer’s disease as well as cognition.

The Principal Investigator for the trial is Professor Lars Lannfelt, MD, PhD, of the department of Public Health/Geriatrics at Uppsala University. Professor Lannfelt and his laboratory have identified two important human mutations of Alzheimer’s disease (the Swedish and Arctic mutations) that affect the level of amyloid peptide in the brain, a key discovery in the Alzheimer’s field.

“For many years, Sweden has been at the forefront of biomarker research and we now understand that measurement of central biomarkers provides an important understanding of the progression of Alzheimer’s disease. Our expertise in the collection, analysis and understanding of biomarkers has meant that many leading Alzheimer’s disease drug development companies, such as Prana, locate their important clinical biomarker studies here. If this drug can be shown to move any of these biomarkers, it will demonstrate the drug’s potential as a mechanistic treatment for Alzheimer's disease,” said Professor Lannfelt.

The PBT2-201-Euro trial is a randomized, double blind, placebo-controlled Phase IIa study, in which 80 Alzheimer's disease patients - male and female subjects 55 years or older - will randomly receive three (3) months treatment with one of two oral dose levels of PBT2, or placebo. 20 patients will receive a 50mg dose; 30 patients will receive a 250mg dose; and 30 patients will receive the placebo. The primary endpoint of the study will be the safety and tolerability of PBT2. The efficacy endpoints will be PBT2’s effect on cerebrospinal fluid (CSF) and plasma biomarkers as well as cognition. Results are expected to be announced in the fourth quarter of 2007.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
            Geoffrey Kempler,
            Executive Chairman

Date:  December 19, 2006